                                                     July 7, 2006

BY HAND AND BY EDGAR
--------------------
Pamela A. Long
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street N.E.
Washington, D.C. 20549

         RE:      Aircastle Limited
                  Amendment No. 1 to Registration Statement on Form S-1
                  (File No. 333-134669)
                  -----------------------------------------------------

Dear Ms. Long:

                  On behalf of Aircastle Limited, a Bermuda exempted company
(the "Company"), enclosed is a copy of Amendment No. 1 to the above-referenced
Registration Statement (the "Registration Statement"), as filed with the
Securities and Exchange Commission (the "Commission") on the date hereof, marked to show changes from the Registration Statement on Form S-1 filed with the
Commission on June 2, 2006.

                  The changes reflected in the Registration Statement include those made in response to the comments (the "Comments") of the staff of the
Commission (the "Staff") set forth in the Staff's letter of June 28, 2006 (the
"Comment Letter"). The Registration Statement also includes other changes that are intended to update, clarify and render more complete, the information contained therein.

                  Set forth below in this letter are the Company's responses to the Comments raised in the Comment Letter. For the convenience of the Staff, the
Company has restated in this letter each of the Comments in the Comment Letter and numbered each of the responses to correspond with the numbers of the
Comments in the Comment Letter. Capitalized terms used and not defined have the meanings given in the Registration Statement. All references to page numbers and captions correspond to the page numbers and captions in the preliminary prospectus included in the Registration Statement.

Form S-1
--------

General
-------

1.       Please be advised that we may have additional comments on your registration statement after you file a pre-effective amendment containing pricing-related

Aircastle Limited
July 7, 2006

         information. Since this information affects a number of disclosure items, you should allow a reasonable time for our review prior to requesting acceleration. In the course of our review we may raise issues relating to matters we had not previously commented upon. In addition, please be advised that you may not circulate copies of your prospectus until you have included an estimated price range and all other information required by the federal securities laws, except information you may exclude in reliance upon Rule 430A of Regulation C.

                  The Company will include the information identified in Comment
         No. 1 in a subsequent amendment to the Registration Statement prior to circulating a preliminary prospectus. The pre-effective amendment with the pricing-related information will be filed with the Commission to give the Staff sufficient time to review such information, and the
         Company notes that the Staff may have additional comments once such pre-effective amendment is filed.

2.       Please provide us with copies of any artwork or other graphics you intend to use in your prospectus. Please be advised that we may have comments and you may want to consider waiting for our comments before printing and circulating these materials.

                  Copies of all artwork to be contained in the prospectus will be supplementally submitted to you as soon as practicable and prior to circulating preliminary prospectuses. The Company notes that the Staff may have comments that could result in material revisions to the
         Company's artwork.

3.       We note the comparative and factual assertions throughout your prospectus as to information related to your industries. Please advise us as to whether your basis for these assertions is based on the most recently available data and, therefore, is reliable. In addition, if you funded or were otherwise affiliated with any sources that you cite, please disclose this fact. Otherwise, please confirm to us that your sources are widely available to the public. If any of the sources are not publicly available, please either file consents or explain to us why you are not required to do so under Rule 436 of Regulation C and
         Section 7 of the Securities Act.

                  In response to the Staff's comment, the Company has filed
         consents as Exhibits to the Registration Statement. The Company
         supplementally advises the Staff that the Company believes that its assertions are based on current available data and the Company has not funded and is not affiliated with any of the sources cited in the prospectus.

Table of Contents
-----------------

4.       We note the statement that investors should rely only on information set forth in your prospectus. If you intend to use any free writing prospectuses, you should remove this statement when you have a Section
         10 prospectus available, as you will be liable for and investors will be entitled to rely upon that information.

Aircastle Limited
July 7, 2006

                  The disclosure in the "Table of Contents" section has been revised in response to the Staff's comment.

5.                Please provide us with a copy of the consent disclosed in the second paragraph.

                  The Company is submitting to you supplementally as Annex A, a copy of the consent referred to in Comment No. 5.

Prospectus Summary, page 1
--------------------------

6.       The disclosure under the headings "Aircastle Limited," "Competitive
         Strengths," and "Growth Strategy" merely repeats the disclosure set forth in your Business section under similarly-titled headings. Your summary should provide a brief overview of the most important aspects of your business and offering. Please revise accordingly.

                  The disclosure in the summary has been revised in response to the Staff's comment.

Aircastle Limited, page 1
-------------------------

7.       We note the disclosure in the fourth paragraph of the first paragraph that your lessees are "generally responsible for maintaining the aircraft." We also note the disclosure in risk factor 20, in particular in the third and fourth paragraphs. Please revise your disclosure here and elsewhere in your prospectus to clarify your obligations with respect to maintenance of the aircraft.

                  The disclosure on pages 1, 46 and 81 has been revised in
         response to the Staff's comment.

8.       We note the disclosure in the first sentence of the third paragraph regarding the dividends paid from your earnings. Please explain what you mean by earnings. In this regard, we note the disclosure in the section entitled "Reinvest amounts approximately equal to non-cash depreciation expense..." on page 3 and in the second to last sentence of the section entitled "Dividend Policy" on page 6.

                  The disclosure throughout the prospectus has been revised in response to the Staff's comment.

9.       Please either delete the statement in the fifth sentence of the third paragraph that you structured your securitization to "pay predictable dividends" or demonstrate your ability to pay predictable dividends.
         Please also clarify what you mean by the term "predictable."

                  The disclosure on pages 1-2 has been revised in response to the Staff's comment.

Aircastle Limited
July 7, 2006

10.      We note the disclosure in the last sentence of the third paragraph. We also note similar disclosure elsewhere in your prospectus, including in risk factor eight on page 13 and in the section entitled "Dividend
         Policy" on pages 6 and 42. Please disclose, if true, that the dividend paid in 2006 is not indicative of the amount of dividends you will pay in the future.

                  The disclosure on pages 2, 5, 12 and 39 has been revised in response to the Staff's comment.

Competitive Strengths, page 2
-----------------------------

Diversified portfolio of high-quality aircraft, page 2
------------------------------------------------------

11. Please explain how your portfolio is diversified with respect to "asset type."

                  The disclosure on pages 2 and 81 has been revised in response to the Staff's comment.

Disciplined acquisition approach and broad sourcing network, page 2
-------------------------------------------------------------------

12.      Please explain the meaning of "jurisdiction favorability." Please also explain how you are able to "execute acquisitions expeditiously and without financing contingencies."

                  The disclosure on pages 2 and 82 has been revised in response to the Staff's comment.

Scaleable business platform, page 2
-----------------------------------

13.      Please explain the basis for the statement that your asset management systems are "state-of-the-art." Please also explain how the platform design enables you to grow your revenues and asset base without a proportional increase in costs.

                  The disclosure on pages 2 and 82 has been revised to replace the term "state-of-the-art" with a term which the Company believes to be a better description of its asset management systems, and to explain how the platform design enables the Company to grow its revenues and asset base without a proportional increase in costs.

Innovative long-term debt financing structure, page 2
-----------------------------------------------------

14.      Please explain the benefit of "constant leverage."

                  The Company has deleted references in the prospectus to
         "constant leverage."

15.      We note that you use the term "Securitization No. 1" here and throughout your Prospectus Summary section, yet the term is not defined. Please ensure that all

Aircastle Limited
July 7, 2006

         defined terms throughout your prospectus are defined where first used and that you only define terms once where they are first used. Please revise accordingly.

                  The disclosure throughout the prospectus has been revised in response to the Staff's comment.

Industry Trends, page 3
-----------------------

Improving lease rates, page 4
-----------------------------

16.      Please disclose the negative factors associated with increasing lease rate factors. For example, will lessees consider purchasing than leasing if the factor is too high?

                  The disclosure on page 3 has been revised in response to the
         Staff's comment.

Recent Securitization, page 4
-----------------------------

17.      Please explain "securitization" as investors may not be familiar with this type of financing. Please also explain what you mean by "fixed rate financing cost."

                  The disclosure on page 1 has been revised in response to the
         Staff's comment.

Summary Consolidated Financial Information, page 8
--------------------------------------------------

18.      Please provide an additional column to your capitalization table in note 2, which is labeled as further adjusted or something similar.
         Similar to the capitalization table on page 43, the additional column should include the effects of your offering; whereas, the adjusted pro forma column should show the pro forma effects of all other adjustments excluding your offering.

                  The disclosure on page 9 has been revised in response to the
         Staff's comment.

Risk Factors, page 11
---------------------

19.      Please delete the last sentence of the introductory paragraph. In this regard, we note that you must disclose all risks you believe are material at this time and may not qualify your disclosure by referring to unknown risks or risks that may become material. Refer to Staff
         Legal Bulletin No. 7A, sample comment #30.

                  The disclosure on page 10 has been revised in response to the
         Staff's comment.

20.      Please revise your risk factors to remove the phrases "we cannot assure," "there can be no assurance," and other similar phrases. In this regard, we note that the

Aircastle Limited
July 7, 2006

         actual risk is that the event will occur, not your inability to prevent
         it. See, for example and without limitation, risk factors one, eight,
         10, 16, 20, 22, 24, 26, 28, 31, 36, 45, 46, 54 and 55.

                  The disclosure in the "Risk Factors" section has been revised in response to the Staff's comment.

21.      Many of your risk factors in this section are repetitive, in that they repeat risks and/or disclosure discussed elsewhere in this section.
         Your risk factors should describe a genuine risk which is prominently expressed with only enough other information included to place the risk in context. Please review all of your risk factors and revise accordingly.

                  The disclosure in the "Risk Factors" section has been revised in response to the Staff's comment.

22.      Item 503(c) of Regulation S-K states that issuers should not "present risk factors that could apply to any issuer or any offering." Certain of your risk factors could apply to many issuers in your industry and in other industries. See, for example, risk factors three, nine, 11,
         13, 16, 24 and 57. Please explain how these risk factors specifically apply to your company or your offering.

                  The Company has deleted risk factors 3, 9, 13 and 57 and
         revised risk factors 16, 24 and others in response to the Staff's comment. The Company believes that risk factor 11 is specifically relevant to the Company's operations.

An increase in our borrowing costs..., page 13
----------------------------------------------

23.      Please discuss your annual debt obligations and the impact of a 1%
         increase in interest rates on these obligations.

         In response to the Staff's comment, the Company has revised the disclosure on pages 11 and 12 to include the impact of a 1% increase in interest rates on the Company's debt obligations.

Departure of key officers..., page 13
-------------------------------------

24.      All companies rely on their key personnel. Please explain how this specific risk applies to your company. For example, do you lack employment contracts with any of your key personnel? Are any of your key personnel planning to retire or nearing retirement age?

                  The Company has revised the disclosure on page 12 to clarify how the risk applies to the Company.

The concentration of aircraft types..., page 17
-----------------------------------------------

25.      Please clarify the risk discussed in the first sentence of the second paragraph.

Aircastle Limited
July 7, 2006

                  The disclosure on pages 15 and 16 has been revised in response to the Staff's comment.

If the ownership of our common shares..., page 31
-------------------------------------------------

26.      Please revise to disclose the actual risk to an investor, namely the risk that your controlling stockholder may prevent or frustrate attempts to effect a transaction that is in the best interests of other stockholders, or may cause your company to take action that is not in the best interests of other stockholder. Please comply with this comment in risk factor 43.

                  The disclosure on pages 28-29 has been revised in response to the Staff's comment.

Market and Industry Data and Forecasts, page 40
-----------------------------------------------

27.      We note the statements in the last sentence of each of the second and third paragraphs regarding the fact that certain information has not been verified. Please be advised that you are responsible for the entire content of your prospectus and cannot include language that may be interpreted as a disclaimer of the information in your prospectus.
         Please revise to remove these statements.

                  The disclosure on page 37 has been revised in response to the
         Staff's comment.

Use of Proceeds, page 41
------------------------

28.      Please revise the third sentence of the first paragraph to disclose the amount of proceeds that will be used to repay indebtedness. Please also comply with this comment in the section entitled "Use of Proceeds" on page 6.

                  The Company currently is unable to calculate how much debt will be outstanding under Credit Facility No. 2 upon the completion of this offering and therefore is unable to quantify the amount of proceeds that will be used to repay indebtedness. Credit Facility No. 2 is a revolving credit facility pursuant to which the Company may borrow additional funds at any time up to a maximum amount. However, the
         Company will disclose the amount of proceeds that will be used to repay indebtedness in "Use of Proceeds" section in a subsequent amendment to the Registration Statement prior to the time the preliminary prospectus is circulated to potential investors.

29.      We note the disclosure in the last paragraph. Please explain the circumstances under which you would use a portion of the proceeds to acquire aviation assets. See Instruction 7 to Item 504 of Regulation
         S-K. Please also state the amounts and sources of other funds needed to acquire these assets, as it appears that material amounts of other funds will be necessary for this propose. See Instruction 3 to Item 504 of Regulation S-K.

Aircastle Limited
July 7, 2006

                  The disclosure on page 38 has been revised in response to the
         Staff's comment.

Dividend Policy, page 42
------------------------

30.      You state that you expect to pay substantially all of your earnings to your stockholders as dividends. Please disclose in greater detail what this means. Please provide the following disclosures regarding your dividend policy:

         o        Please discuss the risks and limitations of your policy. This should include a clear statement that your dividends may not be paid in accordance with your policy. You should also
                  disclose the consequences of not investing your earnings in future growth as well as the consequences of not using your earnings towards provisions for unexpected cash needs;

         o        Please disclose whether you intend to borrow to pay dividends according to your stated policy if you do not have the cash necessary to pay the intended dividends, as well as the risks and possible outcomes if expected results are not achieved;
                  and

         o        You disclose that certain current debt arrangements restrict you from paying dividends after your offering if you are in default. Please state whether based on your forward-looking operating results and expected cash flows, you expect to be in compliance with these debt covenants, for which noncompliance could lead you to be in default.

                  The disclosure on pages 1, 5 and 39 has been revised in
         response to the Staff's comment.

31.               We note the disclosure in the first paragraph. Please explain how you intend to finance this dividend.

                  The disclosure on page 39 has been revised in response to the
         Staff's comment.

Dilution, page 45
-----------------

32.      We note the table on page 46. Please be advised that this table must include any shares that your officers, directors, and affiliated persons have the right to acquire. Please revise accordingly. See Item
         506 of Regulation S-K.

                  The Company supplementally informs the Staff that no officers, directors and affiliated persons have the right to acquire any shares.

Aircastle Limited
July 7, 2006

Management's Discussion and Analysis
------------------------------------

Finance, page 52
----------------

33.      We note the disclosure in the last sentence of the second paragraph.
         Please explain what you mean by "residual economic interests."

                  In response to the Staff's comment, the Company has revised the disclosure on page 50 to eliminate the term "residual economic interests" and to clarify its remaining economic interests in Portfolio
         No. 1.

34.      We note the disclosure in the first sentence of the third paragraph.
         Please explain what you mean by "pool balance of the certificates."

                  In response to the Staff's comment, the Company has deleted the reference to "pool" balance throughout the prospectus and replaced it with "outstanding principal balance" of the certificates or similar terms to clarify the disclosure.

Revenues and Contribution Margin, page 53
-----------------------------------------

35.      Your current presentation of total contribution margin appears to constitute a non-GAAP financial measure. Please remove the total amounts, or provide the disclosures required by Item 10(e) of
         Regulation S-K. Refer to Question 21 of our FAQ Regarding the Use of
         Non-GAAP Financial Measures dated June 13, 2003.

                  In response to the Staff's comment, the Company has removed the total amounts of contribution margin from the tables on pages 51,
         53 and 54.

Liquidity and Capital Resources, page 60
----------------------------------------

36.      Please include a detailed discussion of the significant expected uses of cash, including planned amounts for the acquisition and improvement of flight equipment. Refer to Item 303(a)(1) and (2) of Regulation S-K.

                  The Company has revised the disclosure on page 58 in response to the Staff's comment.

Credit Facilities, page 62
--------------------------

37.      We note the disclosure in the second paragraph on page 63. Please explain "repurchase agreements" as investors may not be familiar with this type of financing.

                  In response to the Staff's comment, the Company has revised the disclosure on page 59 to include an explanation of repurchase transactions.

Aircastle Limited
July 7, 2006

38.      We note the disclosure in the table on page 63. Please either revise the table or provide footnote disclosure to reflect the recent changes to your credit facilities.

                  In response to the Staff's comment, the Company has revised the table on page 60 to reflect recent changes to its credit facilities.

Contractual Obligations, page 64
--------------------------------

39.      We note that your contractual obligations have changed since March 31,
         2006 and will change upon the application of the proceeds of your offering. Please either provide a pro forma table of contractual obligations taking the changes into account or provide clear disclosure in this section regarding the impact of the changes on your contractual obligations.

                  In response to the Staff's comment, the Company has added on page 63 a pro forma table of contractual obligations as of March 31,
         2006, taking into account changes to its contractual obligations subsequent to that date and the application of the proceeds of the offering.

Foreign Currency Risk and Foreign Operations, page 67
-----------------------------------------------------

40.      It appears that the US Dollar is the functional currency for all of your operations. Given that you have branch offices in Ireland and
         Singapore, you incur Euro and Singapore dollar denominated expenses, and the majority of your revenues recorded are denominated from Europe and Asia, please tell us how you determined it is appropriate to use the US Dollar as the functional currency for your offices and operations in Ireland and Singapore in accordance with paragraphs 5 through 10 of SFAS 52.

                  The Company advises the Staff that it has determined that the functional currency of the branch offices in Ireland and Singapore are the same as the parent's (the Company's) functional currency as the foreign operations are a direct and integral component or extension of the parent company's operations as defined in paragraph 5 of SFAS 52.
         Significantly, all Company revenues (including branch revenues), except one Euro denominated lease, are denominated in US Dollars. All Company debt and interest expenses are denominated in US Dollars. All aircraft purchases are denominated in US Dollars. The remaining local currency expenses are not material.

Business, page 82
-----------------

41.      Please disclose the information required by Item 101(c)(vii) of
         Regulation S-K. In this regard, we note the disclosure in Note 4 to your financial statements.

                  The disclosure on page 86 has been revised in response to the
         Staff's comment.

Aircastle Limited
July 7, 2006

42.      We note disclosure in risk factor 27 regarding the general financial condition of many of your lessees. Please disclose whether you target this type of lessee and why future lessees are likely to continue to be in a weak financial condition and suffer liquidity problems.

                  The disclosure on page 81 has been revised in response to the
         Staff's comment.

Acquisitions, page 86
---------------------

43.      We note the disclosure in risk factor 15. Please explain why the aircraft that you acquire are of such an age. Please also clarify the parties from whom you acquire aircraft. In this regard, please disclose whether you acquire any aircraft from affiliates.

                  The disclosure on page 85 has been revised in response to the
         Staff's comment.

Government Regulation, page 91
------------------------------

44.      Please revise this section to discuss the regulatory requirements disclosed in risk factor 23.

                  The disclosure on page 90 has been revised in response to the
         Staff's comment.

Management, page 92
-------------------

45.      It appears that you may be a "controlled company" under the NYSE rules and will be exempt from certain corporate governance rules. If applicable, please revise this section to discuss the impact of this exemption on your corporate governance. In addition, please add a risk factor discussing the risks of being exempt from these corporate governance requirements.

                  Although the Company may qualify as a "controlled company"
         under the rules of the New York Stock Exchange (the "NYSE"), the
         Company nonetheless intends to comply, upon completion of the offering, with the corporate governance requirements of the NYSE which are applicable to companies that do not qualify as a "controlled company."

Directors and Executive Officers, page 92
-----------------------------------------

46.      Please identify each officer and director that is an affiliate of
         Fortress.

                  The affiliation of each officer and director with Fortress is indicated in the biographies contained on pages 89 through 91 of the prospectus.

Aircastle Limited
July 7, 2006

47.      We note that Mr. Ueberroth will become a director of your company prior to the completion of your offering. We also note that Mr. Ueberroth did not sign your registration statement. Please file his consent to be named in your registration statement. See Rule 438 of Regulation C.

                  The consent of Mr. Ueberroth to be named in the prospectus has been filed as exhibit 99.1 to the Registration Statement.

Board of Directors, page 94
---------------------------

48.      We note the disclosure in the fifth sentence. Please provide this information as of the completion of your offering.

                  The Company supplementally informs the Staff that as of the date of this letter it is still finalizing the composition of its board of directors. The Company will revise the Registration Statement to provide this information as of the completion of this offering in a subsequent amendment to the Registration Statement.

49.      We note the disclosure in the last sentence. Please identify your independent directors.

                  Please see the Company's response to Comment No. 50.

Committees of the Board of Directors, page 94
---------------------------------------------

50.      We note the disclosure in the third paragraph that you intend to elect at least three members to your board of directors who are independent.
         Once these persons have been chosen or nominated to become directors, please provide all of the information required by Item 401(a) of
         Regulation S-K, as well as the consents required by Rule 438 of
         Regulation C.

                  The Company supplementally informs the Staff that as of the date of this letter it is still finalizing the composition of its board of directors, including the independent directors. The Company will revise the Registration Statement to provide the information requested by Comment Nos. 49 and 50 as required by Item 401(a) of Regulation S-K.

Executive Officer Compensation, page 95
---------------------------------------

51.      Please disclose the information required by Item 402(d) of Regulation
         S-K.

                  The Company had no outstanding options or SARs outstanding as of December 31, 2005. As a result, disclosures pursuant to Item 402(d)
         are not applicable to the Company.

Aircastle Limited
July 7, 2006

Certain Relationships and Related Party Transactions, page 103
--------------------------------------------------------------

52.      Please disclose whether you have procedures for reviewing and pre-approving transactions between you and your directors, executive officers, and affiliates.

                  The Company supplementally informs the Staff that as of the date of this letter it is still considering whether to implement a policy. If a policy is adopted, the Company will disclose the procedures in an amendment.

Other Transactions with Fortress, page 105
------------------------------------------

53.      We note the disclosure in the first two paragraphs. Please disclose whether you will continue to have these services performed by Fortress after your offering.

                  The disclosure on page 104 has been revised in response to the
         Staff's comment.

54.      We note the disclosure in the last paragraph. Please file the letter of intent as an exhibit to your registration statement. See Item
         601(b)(l0)(ii)(A) of Regulation S-K.

                  The Company has filed the letter of intent as exhibit 10.25 to the Registration Statement.

Description of Share Capital, page 117
--------------------------------------

55.      Please revise the first sentence of the introductory paragraph to clarify that this section summarizes the material provisions of your charter documents, and not merely certain provisions of your charter documents.

                  The disclosure on page 115 has been revised in response to the
         Staff's comment.

56.      We note the statement in the second sentence of the introductory paragraph that the summaries are not complete. A summary by its nature is not complete. This language suggests that you have not summarized the material provisions of your charter documents. Please revise to delete this statement.

                  The disclosure on page 115 has been revised in response to the
         Staff's comment.

57.      Please delete the statement in the second sentence of the introductory paragraph that the summaries are qualified by reference to your charter documents, as your statement is inconsistent with Rule 411 of
         Regulation C.

                  The disclosure on page 115 has been revised in response to the
         Staff's comment.

Aircastle Limited
July 7, 2006

Certain Provisions of Bermuda Law, page 120
-------------------------------------------

58.      We note the disclosure in the first sentence of this section. Please provide us with a copy of the "designation."

                  The Company is submitting to you supplementally as Annex B, a copy of the designation referred to in Comment No. 58.

Differences in Corporate Law, page 121
--------------------------------------

59.      Please revise the second sentence of the first paragraph of this section to clarify that this section summarizes the material differences in the laws.

                  The disclosure on page 119 has been revised in response to the
         Staff's comment.

60.      We note the statement in the last sentence of the first paragraph of this section that the summaries "do not address every applicable all aspects of Bermuda law that may be relevant to us and our shareholders, or all aspects of Delaware law which may differ from Bermuda law." A summary by its nature does not address every aspect of the matter and this statement suggests you have not summarized the material differences in the laws. Please delete this statement.

                  The disclosure on page 119 has been revised in response to the
         Staff's comment.

Lock-Up of our Common Shares, page 128
--------------------------------------

61.      Please disclose the "certain exceptions" referenced in the first sentence of the first paragraph of this section.

                  The disclosure on pages 127-128 has been revised in response to the Staff's comment.

62.      Please disclose the percentage of each of the outstanding and the issuable shares of your common stock that will be subject to the lock-up agreements.

                  The disclosure on page 127 has been revised in response to the
         Staff's comment.

63.      Please briefly describe those factors that the representatives may likely consider in determining to release shares. Please also discuss whether the representatives have any current intention to release shares from the lock-up agreements.

                  The disclosure on page 127 has been revised in response to the
         Staff's comment.

Aircastle Limited
July 7, 2006

Bermuda Tax Considerations, page 130
------------------------------------

64.      We note the disclosure in the second sentence of this section. Please provide us with a copy of the "assurance."

                  The Company is submitting to you supplementally as Annex C, a copy of the assurance referred to in Comment No. 64.

Underwriting, page 137
----------------------

65.      We note the disclosure in the last bullet point of the second full paragraph on page 140. You must disclose all material factors with respect to determining your offering price. Please revise accordingly.

                  The disclosure on page 140 has been revised in response to the
         Staff's comment.

66.      We note the disclosure in the third full paragraph on page 140. This disclosure is too vague. You must identify each underwriter having a material relationship with your company and state the particular nature of that relationship. Please revise to be more specific.

                  The disclosure on page 140 has been revised in response to the
         Staff's comment.

Where You Can Find More Information, page 144
---------------------------------------------

67.      Please delete the third sentence of the first paragraph of this section. In this regard, we note that the disclosure in your prospectus regarding any contract, agreement, or other document should be materially complete.

                  The disclosure on page 144 has been revised in response to the
         Staff's comment.

Financial Statements
--------------------

General
-------

68.      Please also present pro forma financial information for the 2005 fiscal year and most recent interim period giving effect to your offering and related transactions, including the debt repayments and any dividends to be paid from the proceeds. See SAB Topic 1:B.3. The denominator used in computing pro forma EPS should not include common shares to be used for general corporate purposes. Please disclose how you computed each amount presented. Please also disclose that common shares to be used for general corporate purposes were not included in this pro forma information.

Aircastle Limited
July 7, 2006

                  The Company has included pro forma financial information and related notes in its financial statements in response to the Staff's comment.

69.      Please include a reconciliation in table format between the historical and pro forma weighted average shares used in computing basic and diluted EPS. Please provide this reconciliation in a note to your pro forma financial statements. Please also disclose any shares not included for anti-dilution reasons.

                  The Company has included a reconciliation table in the notes to its pro forma financial statements in response to the Staff's comment.

Financial Statements for the Year Ended December 31, 2005
---------------------------------------------------------

General
-------

70.      Please provide a schedule for your valuation and qualifying accounts, which should include information related to your allowances for receivable amounts; otherwise, tell us where this information is provided. Refer to Rule 12-09 of Regulation S-X.

                  The Company advises the Staff that, based on the guidance in
         Regulation S-X Rule 4-02, the schedule for valuation and qualifying accounts need not be provided for immaterial activities and balances for allowance for receivables. The allowance for receivables at
         December 31, 2004 was $108. Increases in the allowance for receivables were $24,110 and decreases in the allowance for receivables were
         ($17,201) resulting in a balance of $7,017 at March 31, 2006. As such the schedule was omitted.

Notes to Financial Statements
-----------------------------

Note 2.  Summary of Significant Accounting Policies
---------------------------------------------------

71.      During the year ended December 31, 2005, you incurred $30.5 million in capital expenditures in connection with improvements made to your aircraft, including major overhauls. Please disclose how you account for costs related to major improvements, including major overhaul costs.

                  The disclosure on pages F-15 and F-16 has been revised in
         response to the Staff's comment.

72.      Please disclose your accounting policy related to repairs, maintenance, and overhauls. Specifically address when amounts are capitalized and expensed, and how you determine which accounting treatment is appropriate.

                  The disclosure on pages F-15 and F-16 has been revised in
         response to the Staff's comment.

73.      Please disclose your accounting policy related to lease acquisition costs.

Aircastle Limited
July 7, 2006

                  The disclosure on page F-15 has been revised in response to the Staff's comment.

Flight Equipment Held for Lease, page F-8
-----------------------------------------

74.      You state that lessee specific modifications are capitalized and depreciated over the life of the related lease and included in other assets. Please address the following related to these amounts:

         o        Please disclose the amounts capitalized at December 31, 2005 and March 31, 2006;

         o        Please tell us the nature of these lessee specific
                  modifications;

         o        Please tell us how you determined it is appropriate to record these modifications as an asset on your financial statements;
                  and

         o        Please disclose whether you are treating these amounts as
                  lease incentives in accordance with FTS 88-1.

                  The disclosures on pages F-15, F-16 F-20 and F-37 have been revised in response to the Staff's comment.

                  The Company advises the Staff that lease acquisition costs consisted primarily of $775,382 of flight equipment installed on the aircraft. Flight equipment installed on the aircraft at the request of the current lessee is capitalized and amortized into expense over the life of the initial lease, assuming no renewals in accordance. Examples of flight equipment are additional avionics and reconfiguration of the aircraft cabin.

                  Prepaid lease incentive costs consisted of $442,529 of cash incentive paid to a lessee. The cash incentive paid to a lessee is capitalized and amortized into revenue over the life of the initial lease, assuming no renewals, in accordance with FTB 88-1.

75.      Please disclose whether you assume lease renewals in your determination of lease term in accordance with paragraph 5.f. of SFAS 13 for purposes of amortizing lease specific modifications and lease premiums.

                  The disclosure on pages F-15 and F-16 has been revised in
         response to the Staff's comment.

76.      Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. In addition, paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease revenues that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should

Aircastle Limited
July 7, 2006

          be initially included in your minimum lease revenues. If, as we assume, each of these items is included in computing your minimum lease revenues and the minimum lease revenues are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how you considered the provisions in SFAS 13 and FTB 88-1 in reaching the conclusions you did regarding your accounting treatment.

                  The disclosure on page F-18 has been revised in response to the Staff's comment.

                  The Company advises the Staff that it has three types of
         rental provisions; (1) fixed rate leases, (2) floating rate leases and
         (3) step rent leases. Fixed rate leases and step rent leases are recognized on a straight-line basis over the term of the lease.
         Floating rate leases are indexed to LIBOR and rents are adjusted prospectively for 6-month periods. For determination of the lease as an operating lease under FAS 13, the floating rate lease is included in the minimum lease payments using LIBOR at inception of the lease to calculate the minimum lease payments. For recognition of revenue under
         FAS 13 and in accordance with SAB 104, revenues are recognized on a straight-line basis over the period the floating rentals are fixed and accruable.

                  The Company advises the Staff that it has no capital
         improvement funding and no rental escalation clauses in its leases.
         Please see the Company's responses to Comment Nos. 71-73 for a discussion of other lease concessions.

Note 4.  Lease Rental Revenue and Flight Equipment Held for Lease, page F-12
----------------------------------------------------------------------------

77.      Please provide a general description of your leasing arrangements, including the original terms, renewal periods, and other typical provisions of your lease arrangements. Please disclose the amount of contingent rent recorded for each period presented. Refer to paragraphs
         23 (b) and (c) of SFAS 13.

                  The disclosure on page F-18 has been revised in response to the Staff's comment.

                  The Company advises the Staff that it has no contingent rents.

Note 13.  Shareholders' Equity, Share Based Payments and Earnings (Loss)
Per Share, page F-18
------------------------------------------------------------------------

78.      Please provide us with an analysis of all equity issuances since
         January 1, 2006. These issuances should include the grants of restricted shares made to employees in February and March 2006, the purchases of restricted shares by executive officers in April 2006, and the purchases of common shares by employees and a director in May 2006.
         For each transaction:

         o        identify the parties, including any related parties;

Aircastle Limited
July 7, 2006

         o        the nature of the consideration; and

         o        the fair value and your basis for determining the fair value.

                  o        Indicate whether the fair value was contemporaneous
                           or retrospective.

                  o        To the extent applicable, reconcile the fair values
                           you used for equity transactions to the fair value
                           indicated by the anticipated IPO price.

         For equity transactions in which you and your board of directors estimated the fair value, please provide us with a detailed explanation of the significant factors, assumptions, and methodologies used in determining fair value. We will not be able to complete our evaluation of your response until the IPO range has been disclosed.

                  Please see the schedule entitled "Shareholder Transactions
         January to May 2006" attached hereto as Exhibit A for an analysis of all equity issuances since January 1, 2006 and a detailed explanation of the significant factors, assumptions and methodologies used in determining the fair value.

                  The Company supplementally informs the Staff that, subject to additional analysis and market conditions, the IPO range is estimated to be $19-22 per share.

                  The fair value of the shares purchased was determined based on a valuation performed by management of the Company and approved by the
         Board of Directors. The valuation involved projecting the Company's earnings through the date of the anticipated IPO to develop an estimated annualized rate of earnings and annualized earnings and dividends per share based on the following:

                  a)       The Company projected its aircraft assets in the
                           amount of $1,674.0 million by taking its existing
                           owned aircraft at March 2006 in the amount of $966.0
                           million plus $608 million of estimated aircraft
                           purchases with signed purchase agreements and letters
                           of intent plus an assumed $100 million acquisition
                           rate for new deals starting in June 2006.

                  b)       July revenue was projected based on the aircraft
                           assets owned as of July 2006 resulting in a projected
                           monthly lease rent of $19.4 million plus interest on
                           investments of $1.0 million for a total of $20.4
                           million of total revenue for the month of July.

                  c)       Based on the July monthly revenues, the Company
                           calculated its annualized revenues in the amount of
                           $244.8 million.

Aircastle Limited
July 7, 2006

                  d)       Taking into account our annual depreciation expense
                           of aircraft assets, our annual interest expense as
                           adjusted for the proceeds of the IPO, and our annual
                           cash selling, general and administration expenses,
                           the Company estimated its projected adjusted net
                           income to be $72.2 million.

                  e)       The Company projected its outstanding shares by
                           taking its March 2006 outstanding shares in the
                           amount of 44.4 million minus the return of capital
                           and shares to Fortress in the amount of 3.7 million
                           shares plus 0.3 million of shares purchased by
                           employees and a director plus 9.9 million of shares
                           issued in the IPO resulting in a projected 50.9
                           million of shares outstanding at July 2006.

                  f)       The Company calculated its earnings per share by
                           taking the projected adjusted net income of $72.2
                           million divided by the projected 50.9 million shares
                           outstanding to arrive at annualized $1.42 earnings
                           per share.

                  g)       The Company calculated the implied share price at the
                           IPO by multiplying the annualized $1.42 EPS by an
                           estimated P/E ratio of 14.3x, which equates to a
                           yield of 7%.

79.      Please provide more detailed disclosures regarding each equity transaction during each period presented including, but not limited to, the following:

         o        The reason for the issuance;

         o        The consideration received by you, if any;

         o        The fair value of the securities issued;

         o        Number of shares granted;

         o        Exercise price;

         o        Fair value of common stock;

         o        The existence of any conversion or redemption features;

         o        Whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective; and

         o        If the valuation specialist was a related party, indicate as such.

Aircastle Limited
July 7, 2006

                  The disclosures on pages F-14, F-27, F-29, F-31, and F-40 have been revised in response to the Staff's comment. The following table outlines the applicable disclosures by page reference:

         -----------------------------------------------------------------------------------------
         Disclosures:                       F-14      F-27     F-29a     F-29b     F-31    F-40
         -----------------------------------------------------------------------------------------

             o    The reason for the         Yes       Yes      Yes       Yes       Yes    See
                  issuance;                                                                F-32
         -----------------------------------------------------------------------------------------
             o    The consideration          Yes       Yes      Yes       Yes       Yes     Yes
                  received by you, if any
         -----------------------------------------------------------------------------------------
             o    The fair value of the      N/A       Yes      Yes       N/A       Yes     Yes
                  securities issued;
         -----------------------------------------------------------------------------------------
             o    Number of shares         See F-19    Yes      Yes       Yes       Yes     Yes
                  granted;
         -----------------------------------------------------------------------------------------
             o    Exercise price;            N/A       N/A      N/A       N/A       N/A     N/A
         -----------------------------------------------------------------------------------------
             o    Fair value of common       N/A       Yes      Yes       N/A       Yes     Yes
                  stock;
         -----------------------------------------------------------------------------------------
             o    The existence of any       N/A       N/A      N/A       N/A       N/A     N/A
                  conversation or
                  redemption features;
         -----------------------------------------------------------------------------------------
             o    Whether the valuation      N/A       Yes      Yes       N/A       Yes     Yes
                  used to determine the
                  fair value of the
                  equity instruments was
                  contemporaneous or
                  retrospective;
         -----------------------------------------------------------------------------------------
             o    If the valuation           N/A       Yes      Yes       N/A       Yes     Yes
                  specialist was a
                  related party,
                  indicate as such.
         -----------------------------------------------------------------------------------------

------------------------
(a) Refers to disclosure of employee grants.

(b) Refers to disclosure of shareholder purchases.

Aircastle Limited
July 7, 2006

Note 10.  Comprehensive Income, page F-34
-----------------------------------------

80.      The amount disclosed as other comprehensive income at the bottom of the table appears to really be comprehensive income. Please revise or advise.

                  The disclosure on page F-42 has been revised in response to the Staff's comment.

Note 14.  Segment Information, page F-35
----------------------------------------

81.      Please disclose the types of expenses and income amounts not allocated to reportable segments for each period presented. Specifically address how you differentiate whether depreciation, other expenses, and interest income amount should or should not be allocated to reportable segments. See paragraphs 31 and 32 of SFAS 131.

                  The disclosures on pages F-28 and F-44 have been revised
         in response to the Staff's comment.

Financial Statements for the Three Months Ended March 31, 2006
--------------------------------------------------------------

General
-------

82.      Please address the comments above in your interim financial statements, as applicable.

                  The disclosures with respect to the Company's interim
         financial statements have been revised, where applicable, in response to the Staff's comment.

Statements of Cash Flows, page F-26
-----------------------------------

83.      In Note 2 on page F-8 you state that restricted cash and cash equivalents consists primarily of maintenance deposits received from lessees pursuant to the terms of various lease agreements and rent collections held in lockbox accounts pursuant to our credit facilities.
         In light of this, please tell us the nature of the line item described as restricted cash from disposition of flight equipment held for sale, and how you determined it was appropriate to classify this as cash flows from investing activities in accordance with paragraph 17 of SFAS
         95.

                  The disclosure on page F-37 has been revised in response to the Staff's comment.

                  The Company advises the Staff that it believes the
         classification of the proceeds of the sale of the aircraft represent an investing activity as described in paragraph 16c of SAS No. 95 as opposed to operating or financing activities. In this instance, under the terms of the related credit facility the proceeds from the

Aircastle Limited
July 7, 2006

          sale of the aircraft of $57,157 million were initially deposited into a restricted cash account from which the lender withdrew the required debt repayments of $36,666 million. However, due to the timing of the transaction the balance of $20,325 million was retained in the restricted cash account until April 2006 when it was transferred to an unrestricted operating cash account. Accordingly, the Company presented the net activity in the restricted cash account as an investing activity as it does not represent an operating activity as described in paragraph 23 of SFAS No. 95 as the proceeds related to the sale of an aircraft which is an investing activity. The restricted cash activity related to this specific transaction is of a different nature than the activities underlying the change in the restricted cash and cash equivalents reflected in the operating activities section of the Company's statement of cash flows. The Company believes this presentation allows the reader to understand the change in the total restricted cash account for the three month period ended March
          31, 2006.

Part II - Information Not Required In Prospectus, page II-1
-----------------------------------------------------------

Item 15.  Recent Sales of Unregistered Securities, page II-2
------------------------------------------------------------

84.      Please provide us with a detailed analysis of the availability of the exemption in Rule 701 under the Securities Act with respect to the transactions set forth under the heading "Stock Option Grants and
         Grants of Restricted Shares."

                  The Company's grants and sales of restricted shares in 2006 were made in reliance on Rule 701 of the Securities Act, as the Company was not subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934 at the time the share grants and share sales were made pursuant to our 2005 Equity Incentive Plan, a copy of which was made available to each recipient of common shares in connection with the transactions, and the aggregate sales price (or fair market value of the grants) of the common shares issued during any consecutive 12-month period in reliance of Rule 701 did not exceed 15%
         of our total assets, measured as of our most recent balance sheet date.

Item 16.  Exhibits and Financial Statement Schedules, page II-3
---------------------------------------------------------------

85.      Please file as promptly as practicable each exhibit required by Item
         601 of Regulation S-K, in particular Exhibits 1.1 and 5.1. These exhibits and any related disclosure are subject to review and you should allow a reasonable period of time for our review prior to requesting acceleration.

                  The Company has filed certain additional exhibits to the
         Registration Statement as part of Amendment No. 1. The Company will file all of the remaining exhibits, including the opinion required by
         Item 601(b)(5) of Regulation S-K and the underwriting agreement, prior to requesting acceleration of the effectiveness of the Registration
         Statement and to give the Staff sufficient time to review the exhibits once filed.

Aircastle Limited
July 7, 2006

Signatures, page II-6
---------------------

86.      Your registration statement must also be signed by your chief accounting officer or controller. Please revise accordingly.

                  The Registration Statement has been signed by the Chief
         Accounting Officer in response to the Staff's comment.

                                    * * * * *

                  Please contact the undersigned at (212) 735-3050 should you require further information or have any questions.

                                               Very truly yours,

                                               Joseph A. Coco

cc:               Mr. David Walton
                  General Counsel
                  c/o Aircastle Advisor LLC
                  300 First Stamford Place, 5th Floor
                  Stamford, CT 06902

                  Edward F. Petrosky
                  J. Gerard Cummins
                  Sidley Austin LLP
                  787 Seventh Avenue
                  New York, NY 10019

Aircastle Limited
July 7, 2006

                                    EXHIBIT A
                                    ---------

                                AIRCASTLE LIMITED
                            Shareholder Transactions

   Issuance                                                       Common       Fair Value    Projected    Difference
     Date             Description of Issuance                   Shares ***     Per Share     IPO Price     from IPO
---------------------------------------------------------------------------------------------------------------------

February 2006     Issuance of restricted shares granted
                  to employees in 2006                           407,500         $20.25        $20.25       $0.00

March 2006        Issuance of restricted shares granted
                  to employees in 2006                             5,000         $20.25        $20.25       $0.00

May 2006          Issuance of restricted shares
                  purchased by employees                          77,000         $20.25        $20.25       $0.00

May 2006          Issuance of restricted shares
                  purchased by a direct                          200,000         $20.25        $20.25       $0.00

                                                              -----------
Balances at May 30, 2006                                         689,500
                                                              ===========

   Issuance                      Fair Value of
     Date                         Transaction       Determination             Consideration
--------------------------------------------------------------------------------------------------------------------

February 2006                    $ 8,251,875        Retrospective*              Employment service

March 2006                       $   101,250        Retrospective*              Employment service

May 2006                         $ 1,559,250        Contemporaneously**         $10 per share of cash consideration

May 2006                         $ 4,050,000        Contemporaneously**         $5 per share of cash consideration

                                 ------------
Balances at May 30, 2006         $13,962,375
                                 ============

Footnotes
----------

     *   As disclosed in footnote 8 in the March 31, 2006 Unaudited Consolidated
         Financial Statements, the fair value of the restricted shares granted in 2006 was determined based on a retrospective valuation performed by management of the Company and approved by the Board of Directors. The valuation involved projecting the Company's earnings through the date of the anticipated IPO to develop an estimated annualized rate of earnings and annualized earnings and dividends per share. Key assumptions used in developing the projection included expected monthly acquisition volume through the anticipated IPO date, leverage and interest costs, revenues from new aircraft acquisitions and the growth of selling, general and administrative expenses.

     **  As disclosed in foonote 8 in the March 31, 2006 Unaudited Consolidated
         Financial Statements, the fair value of the shares purchased was determined based on a contemporaneous valuation performed by management of the Company and approved by the Board of Directors. The valuation involved projecting the Company's earnings through the date of the anticipated IPO to develop an estimated annualized rate of earnings and annualized earnings and dividends per share. Key assumptions used in developing the projection included expected monthly acquisition volume through the anticipated IPO date, leverage and interest costs, revenues from new aircraft acquisitions and the growth of selling, general and administrative expenses.

     *** As disclosed in footnote 13 in the December 31, 2005 Consolidated
         Financial Statements, excludes 372,500 restricted shares granted in
         2005 that were issued in February 2006 of which 347,500 were granted in first half of 2005 and 25,000 shares were granted on July 5, 2005 under various employment contracts accounted for under FAS 123R. The fair value of the restricted shares granted in 2005 was determined to be
         $8.50 per share based on a retrospective valuation performed by an unrelated valuation specialist. The valuation relied on observed equity investments made by the Shareholders, adjusted to reflect the lack of marketability of the shares granted to employees. Excludes 3,693,200 shares purchased in February 2006 at $10 per share in accordance with the Second Amended Sharehoulders' Agreement.

Aircastle Limited
July 7, 2006

                                     ANNEX A
                                     -------

                     [Supplementally provided to the Staff]

Aircastle Limited
July 7, 2006

                                     ANNEX B
                                     -------

                     [Supplementally provided to the Staff]

Aircastle Limited
July 7, 2006

                                     ANNEX C
                                     -------

                     [Supplementally provided to the Staff]